CONSENT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of the
T. Rowe Price Diversified Small-Cap Growth Fund, Inc.

We hereby consent to the incorporation by reference in the Prospectus and Statement of Additional Information constituting parts of this Post-Effective Amendment No. 1 to the registration statement on Form N-1A as updated by Supplements as of March 13, 1998 (the "Registration Statement") of our report dated January 21, 1998, relating to the financial statements and financial highlights appearing in the December 31, 1997 Annual Report to Shareholders of the T. Rowe Price Diversified Small-Cap Growth Fund, Inc., which is also incorporated by reference into the Registration Statement. We also consent to the references to us under the heading "Financial Highlights" in the Prospectus and under the heading "Independent Accountants" in the Statement of Additional Information.


/s/Price Waterhouse LLP
PRICE WATERHOUSE LLP

Baltimore, Maryland
March 13, 1998